As filed with the Securities and Exchange Commission on August 8, 2018

1933 Act Registration No. 333-226162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. 1

POST-EFFECTIVE AMENDMENT NO.

FORWARD FUNDS

(Exact Name of Registrant as Specified in Charter)

345 California Street, Suite 1600

San Francisco, California 94104

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: 1-800-999-6809

JOHN A. BLAISDELL

Forward Funds

345 California Street, Suite 1600

San Francisco, California 94104

(Name and Address of Agent for Service)

Copies to:

Richard F. Kerr

K&L Gates LLP

One Lincoln Street

Boston, MA 02111-2950

(617) 261-3166

Approximate Date of Proposed Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: shares of beneficial interest, without par value, of the Registrant. No filing fee is due because Registrant is relying on section 24(f) of the Investment Company Act of 1940, as amended.

CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement consists of the following:

•	Cover Sheet

•	Contents of Registration Statement

•	Explanatory Note

•	Signature Page

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for Forward Funds (“Registrant”) incorporates by reference Registrant’s Part A, Part B and Part C contained in the Registrant’s Registration Statement on Form N-14 which was filed with the Securities and Exchange Commission on July 13, 2018. This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement to be signed on behalf of the Registrant, in the City of Houston, and the State of Texas, on the 8th day of August, 2018.

FORWARD FUNDS

/s/ John Blaisdell
John A. Blaisdell
PRESIDENT